Exhibit 99.1

For Investors:
Keith Helming
Chief Financial Officer
+31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
FOR IMMEDIATE RELEASE	foberdieck@aercap.com

AerCap Holdings N.V. Reports Second Quarter 2010 Financial Results

Net spread, which is the margin earned on our leased assets, was $169.0 million for the second quarter of 2010, an increase of 50% over second quarter 2009

Amsterdam, Netherlands; August 5, 2010 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the second quarter ended June 30, 2010.

The all-share acquisition of Genesis Lease Limited (“Genesis”) which was completed on March 25, 2010 is fully reflected in all AerCap Holdings N.V. second quarter 2010 consolidated financial statements. The Genesis Transaction was not included in the AerCap Holdings N.V. first quarter 2010 income statement (including the number of outstanding shares used for earnings per share calculations) other than a one line item reflecting a $0.3 million amalgamation gain (net of transaction expenses and tax). The impact of the Genesis Transaction was also reflected in one line item in the AerCap Holdings N.V. first quarter 2010 consolidated cash flow statement (purchase of subsidiaries, net of cash acquired).

Second Quarter 2010 Highlights

•                  Second quarter 2010 basic and diluted earnings per share were $0.41, compared with $0.67 for the same period in 2009. Second quarter 2010 basic and diluted earnings per share excluding the impact of the mark-to-market of interest rate caps and share-based compensation were $0.50, compared with $0.46 in the second quarter 2009 on the same basis.

•                  Second quarter 2010 net income was $48.9 million, compared with net income of $56.6 million for the same period in 2009. Second quarter 2010 net income excluding the impact of the mark-to-market of interest rate caps and share-based compensation was $59.6 million, compared with $39.1 million in the second quarter 2009 on the same basis.

•                  Net spread, the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps, was $169.0 million in the second quarter of 2010 compared to $112.6 million in the second quarter of 2009, an increase of 50%. This measure reflects the increase in leasing income and excludes income derived from the sale of aircraft.

•                  Sales revenue for the second quarter 2010 was $328.1 million, compared to $117.9 million for the same period in 2009, and was generated from the sale of five aircraft, five engines and parts inventory.

•                  Basic lease rents for the second quarter of 2010 were $228.6 million, compared to $141.4 million for the same period in 2009, an increase of 62%. Total lease revenue (basic rents, maintenance rents and end-of-lease compensation) for the second quarter of 2010 was $260.7 million, compared to $169.8 million for the same period in 2009, an increase of 54%.

•                  Total revenue for the second quarter of 2010 was $594.7 million, compared to $294.7 million for the same period in 2009. The increase was mainly due to the increase in sales revenue and an increase in lease revenue which was primarily driven by the Genesis Transaction and the deliveries of forward order aircraft.

•                  Total assets were $9.1 billion at June 30, 2010, an increase of 48% over total assets of $6.1 billion at June 30, 2009. The Genesis Transaction accounted for $1.5 billion of the increase in total assets.  The remaining $1.5 billion increase was driven primarily by deliveries of forward order aircraft.

•                  Committed purchases of aviation assets delivered or scheduled for delivery in 2010 are $2.5 billion, of which $1.8 billion closed in the first half year of 2010.

Financing Highlights — previously disclosed

•                  AerCap signed agreements for $380 million of new debt facilities in the second quarter and a total of $835 million in the year to date. In addition, a $151 million refinancing through the issuance of notes guaranteed by the United Kingdom’s Export Credit Agency was completed during the second quarter.

Klaus Heinemann, CEO of AerCap, commented: “AerCap has continued to deliver asset, revenue and net margin growth quarter after quarter while maintaining earnings per share that are consistently at the top end of the range among our listed competitors. AerCap’s solid liquidity is reflected in our total cash position, which now exceeds $500 million and represents one third of our current market capitalization.”

AerCap’s CFO, Keith Helming, said: “We are pleased with our second quarter results which include a full quarter’s financial impact of the Genesis Transaction, which is performing according to our expectations.  The 48% year-on-year increase in total assets as well as the 50% increase in net spread highlight the profitability of our growing and diverse lease portfolio.  In addition, our committed capital expenditures are essentially fully funded and we have secured $835 million of new debt facilities year-to-date 2010 which demonstrates AerCap’s ability to tap global financing markets throughout varying market conditions.”

Summary of Financial Results

AerCap recorded second quarter 2010 net income of $48.9 million or $0.41 earnings per basic and diluted share. Second quarter 2010 net income included net charges relating to mark-to-market of interest rate caps and share-based compensation of $10.7 million or $0.09 per basic and diluted share, net of tax. The after-tax charge relating to the mark-to- market of our interest rate caps was $10.1 million reflecting changes in forecasted interest rates. The after-tax charge from share-based compensation was $0.6 million.

Detailed Financial Data

($ in Millions)

Operating results

	Three months ended			Six months ended
	June 30,			June 30,
			% increase/			% increase/
	2010	2009	(decrease)	2010	2009	(decrease)

Revenues	$594.7	$294.7	102%	$958.7	$503.2	91%
Net income	48.9	56.6	(14)%	83.3	86.6	(4)%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	59.6	39.1	52%	106.3	70.7	50%

Total revenue in the second quarter of 2010 increased 102% compared to the second quarter of 2009. This increase resulted primarily from an increase in sales revenue and basic lease rents driven by the additional aircraft acquired in the Genesis Transaction and the deliveries of forward order aircraft. For similar reasons, net income excluding the impact of mark-to-market of interest rate caps and share-based compensation increased by 52%.

Revenue breakdown

	Three months ended			Six months ended
	June 30,			June 30,
			% increase/			% increase/
	2010	2009	(decrease)	2010	2009	(decrease)

Lease revenue:
Basic lease rents	$228.6	$141.4	62%	$394.4	$282.8	39%
Maintenance rents	32.1	26.9	19%	41.6	39.5	5%
End-of-lease compensation and other receipts	—	1.5	(100)%	—	8.7	(100)%
Lease revenue	$260.7	$169.8	54%	$436.0	$331.0	32%
Sales revenue	328.1	117.9	178%	510.6	159.6	220%
Management fees and interest income	4.1	6.3	(35)%	7.9	11.7	(32)%
Other revenue	1.8	0.7	157%	4.2	0.9	367%
Total revenue	$594.7	$294.7	102%	$958.7	$503.2	91%

Basic lease rents were $228.6 million for the second quarter of 2010, an increase of 62% compared to the second quarter of 2009, as a result of our growing asset base. Our average lease assets increased by 71% to $7.5 billion compared to the second quarter of 2009. As shown in the table below, interest expense excluding the impact of the mark-to-market of interest rate caps was $59.6 million in the second quarter of 2010, an increase of $30.8 million over the same period in 2009. The increase was primarily driven by the Genesis Transaction ($17.3 million) and the increase in our lease portfolio from the delivery of forward order aircraft. As a result, net spread increased 50% to $169.0 million in the second quarter of 2010 over the same period in 2009.

	Three months ended			Six months ended
	June 30,			June 30,
			% increase/			% increase/
	2010	2009	(decrease)	2010	2009	(decrease)

Basic lease rents	$228.6	$141.4	62%	$394.4	$282.8	39%

Interest on debt	$75.5	$6.0	1,158%	$126.9	$35.5	257%
Plus: mark-to-market of interest rate caps	(15.9)	22.8	(170)%	(34.2)	22.2	(254)%
Interest on debt excluding the impact of mark-to-market of interest rate caps	$59.6	$28.8	107%	$92.7	$57.7	61%
Net Spread	$169.0	$112.6	50%	$301.7	$225.1	34%

Effective tax rate

AerCap’s blended effective tax rate during the first half year of 2010 was 8.8% (charge), consisting of 9.5% (charge) for AerCap’s aircraft business and 32.1% (income) for AerCap’s engine and parts business. The blended effective tax rate in 2009 was 1.9% (charge).

Financial position

			% Increase over
	June 30, 2010	June 30, 2009	June 30, 2009

Total cash (incl. restricted)	$506.7	$346.6	46%
Flight equipment held for lease	7,624.7	4,493.8	70%
Total assets	9,098.4	6,130.8	48%
Total liabilities	7,176.9	4,835.8	48%
Total equity	1,921.5	1,295.1	48%

As of June 30, 2010, AerCap’s portfolio consisted of 327 aircraft and 87 engines that were either owned, on order, under contract or letter of intent, or managed. This includes the 53 aircraft that AerCap added through the Genesis Transaction in March 2010. Subsequent to quarter-end, one of our lessees, Mexicana, filed for bankruptcy protection.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation. This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. In addition to GAAP net income, we believe this measure may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from our lease and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period. Following is a reconciliation of net income excluding the impact of mark-to-market of interest rate caps and share-based compensation to net income for the three and six month periods ended June 30, 2010 and 2009:

	Three months ended			Six months ended
	June 30,			June 30,
			% increase/			% increase/
	2010	2009	(decrease)	2010	2009	(decrease)

Net income	$48.9	$56.6	(14)%	$83.3	$86.6	(4)%
Plus: mark-to-market of interest rate caps, net of tax	10.1	(18.3)	155%	21.7	(17.5)	224%
share-based compensation, net of tax	0.6	0.8	(25)%	1.3	1.6	(19)%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	$59.6	$39.1	52%	$106.3	$70.7	50%

Earnings per share excluding the impact of mark-to-market of interest rate caps and share-based compensation are determined by dividing the amount of net income excluding such impact by the average number of shares outstanding for that period. The average number of shares is based on a daily average.

Net spread (refer to second table under Revenue breakdown section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges.  We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities.  This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps to hedge our interest rate risk. The reconciliation of net spread to basic lease rents for the three and six month periods ended June 30, 2010 and 2009 is included above.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Thursday, August 5, 2010 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 1-888-935-4575 or (International) +31-20-707-5512 and referencing code 4905052 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

The presentation slides for the conference call will be posted on AerCap’s website in advance of the call. The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

To participate in either event, please register at: http://client.sharedvalue.net/AerCap/Q210

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com)

or Mark Walter (Shared Value): +44 (0)20 7321 5039 (aercap@sharedvalue.net).

About AerCap Holdings N.V.

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Consolidated Balance Sheets - Unaudited

(In thousands of U.S. Dollars)

	June 30, 2010		December 31, 2009	June 30, 2009

Assets
Cash and cash equivalents	$260,256		$182,617	$218,423
Restricted cash	246,462		140,746	128,184
Trade receivables, net of provisions	47,991		48,070	39,244
Flight equipment held for operating leases, net	7,624,655		5,230,437	4,493,793
Flight equipment held for sale	39,442		—	—
Net investment in direct finance leases	31,692		34,532	34,822
Notes receivables, net of provisions	9,861		138,488	136,084
Prepayments on flight equipment	259,387		527,666	576,754
Investments	29,775		21,031	20,111
Goodwill	6,776		6,776	6,776
Intangibles, net	70,498		31,399	37,893
Inventory	125,057		102,538	131,416
Derivative assets	23,447		44,866	40,035
Deferred income taxes	108,080		80,098	81,187
Other assets	214,980		180,237	186,105
Total Assets	$9,098,359		$6,769,501	$6,130,827

Liabilities and Equity

Accounts payable	$25,724		$11,832	$28,290
Accrued expenses and other liabilities	94,975		80,399	76,559
Accrued maintenance liability	371,482		228,006	206,873
Lessee deposit liability	139,357		126,093	112,112
Debt	6,393,867	*	4,846,664	4,336,966
Accrual for onerous contracts	12,477		22,363	29,878
Deferred revenue	57,050		33,011	36,805
Derivative liabilities	81,973		7,801	8,285
Total liabilities	7,176,905		5,356,169	4,835,768

Share capital	1,163		699	699
Additional paid-in capital	968,625		593,133	591,623
Retained earnings	747,431		664,177	585,560
Total AerCap Holdings N.V. shareholders’ equity	1,717,219		1,258,009	1,177,882
Non-controlling interest	204,235		155,323	117,177
Total Equity	1,921,454		1,413,332	1,295,059

Total Liabilities and Equity	$9,098,359		$6,769,501	$6,130,827

* Includes $82.3 million of subordinated debt received from our joint venture partners

	June 30, 2010	December 31, 2009	June 30, 2009
Supplemental information
Debt/equity ratio	3.3	3.4	3.3
Debt/equity ratio (adjusted for subordinated debt)	3.1	3.2	3.2

AerCap Holdings N.V.

Consolidated Income Statements - Unaudited

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenues
Lease revenue	$260,695	$169,829	$436,005	$331,042
Sales revenue	328,131	117,879	510,585	159,596
Interest revenue	1,547	2,602	2,869	5,223
Management fee revenue	2,515	3,732	5,048	6,473
Other revenue	1,785	653	4,202	863
Total Revenues	594,673	294,695	958,709	503,197

Expenses
Depreciation	86,597	53,243	149,974	104,490
Asset impairment	2,721	13,733	2,721	20,950
Cost of goods sold	313,684	105,496	469,822	139,320
Interest on debt *	75,529	5,989	126,931	35,475
Operating lease in costs	3,063	3,273	6,214	6,587
Leasing expenses	15,926	22,076	26,416	41,237
Provision for doubtful notes and accounts receivable	(224)	(879)	516	353
Selling, general and administrative expenses	34,899	27,777	64,778	54,990
Total Expenses	532,195	230,708	847,372	403,402

Income from continuing operations before income taxes	62,478	63,987	111,337	99,795

Provision for income taxes	(4,862)	(827)	(9,748)	(2,687)
Amalgamation gain, net of transaction expenses and tax	—	—	274	—

Net Income	57,616	63,160	101,863	97,108

Net (income) attributable to non-controlling interest	(8,761)	(6,564)	(18,609)	(10,558)

Net Income attributable to AerCap Holdings N.V.	$48,855	$56,596	$83,254	$86,550

Basic and diluted earnings per share	$0.41	$0.67	$0.81	$1.02

Weighted average shares outstanding - basic and diluted	119,386,445	85,036,957	102,211,701	85,036,957

*   The increase of $69.5 million in interest on debt in the second quarter 2010 as compared to the second quarter 2009 was primarily driven by (i) a $38.7 million increase in the mark-to-market on interest rate caps, (ii) a $17.3 million increase from the Genesis Transaction and (iii) the increase in our lease portfolio from the delivery of our forward order aircraft. The same items were also the primary drivers for the increase in the first half year of 2010 as compared to the first half year of 2009.

AerCap Holdings N.V.

Consolidated Statements of Cash Flows - Unaudited

(In thousands of U.S. Dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Net income	57,616	63,160	101,863	97,108
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	86,597	53,243	149,974	104,490
Asset impairment	2,721	13,733	2,721	20,950
Amortisation of debt issuance cost	7,024	4,054	12,330	7,888
Amortisation of intangibles	6,959	4,415	10,162	9,205
Provision for doubtful notes and accounts receivable	(339)	(879)	357	353
Capitalised interest on pre-delivery payments	(153)	(338)	(313)	(709)
Gain on disposal of assets	(9,029)	570	(29,252)	1,018
Mark-to-market of non-hedged derivatives	19,497	(18,502)	41,836	(19,504)
Deferred taxes	3,520	(102)	8,285	1,139
Share-based compensation	678	996	1,557	1,998
Changes in assets and liabilities
Trade receivables and notes receivable, net	4,501	1,244	6,151	5,528
Inventories	3,463	(17,205)	8,876	(2,721)
Other assets and derivative assets	(15,274)	(6,543)	(7,636)	(10,730)
Other liabilities	748	(10,563)	(13,552)	(36,762)
Deferred revenue	(749)	(3,328)	11,997	1,884
Net cash provided by operating activities	167,780	83,955	305,356	181,135

Purchase of flight equipment	(691,633)	(286,726)	(1,321,362)	(574,814)
Proceeds from sale/disposal of assets	283,137	76,560	425,763	78,352
Prepayments on flight equipment	(36,253)	(127,857)	(84,780)	(286,361)
Purchase of subsidiaries, net of cash acquired	—	—	70,618	—
Purchase of investments	(7,500)	—	(7,500)	—
Purchase of intangibles	—	—	(9,006)	—
Movement in restricted cash	(31,977)	16,770	(74,260)	(14,787)
Net cash used in investing activities	(484,226)	(321,253)	(1,000,527)	(797,610)

Issuance of debt	896,904	835,278	1,616,282	1,280,978
Repayment of debt	(542,821)	(671,944)	(885,640)	(768,429)
Debt issuance costs paid	(25,353)	(10,743)	(35,284)	(14,113)
Maintenance payments received	37,949	25,115	68,533	48,883
Maintenance payments returned	(12,800)	(11,057)	(22,724)	(25,609)
Security deposits received	7,533	15,051	16,921	23,065
Security deposits returned	(14,564)	(4,569)	(17,128)	(7,530)
Capital contributions from non-controlling interests	3,375	104,200	32,375	104,200
Net cash provided by financing activities	350,223	281,331	773,335	641,445

Net increase in cash and cash equivalents	33,777	44,033	78,164	24,970
Effect of exchange rate changes	571	(691)	(525)	(110)
Cash and cash equivalents at beginning of period	225,908	175,081	182,617	193,563
Cash and cash equivalents at end of period	260,256	218,423	260,256	218,423

Certain reclassifications have been made to prior years consolidated statements of cash flow to reflect the current year presentation.